UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                          COYOTE NETWORK SYSTEMS, INC.
                          ----------------------------
                                (Name of Issuer)

                    Common Stock (par value $1.00 per share)
                    ----------------------------------------
                         (Title of Class of Securities)

                                    22406P108
                                 --------------
                                 (CUSIP Number)

                                    KRJ, LLC
                          c/o Duval & Stachenfeld, LLP
                         300 East 42nd Street, 3rd Floor
                               New York, NY 10017
                         Attention: Harsha Murthy, Esq.
                                  (212)883-1700
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                January 26, 2000
             -------------------------------------------------------
             (Date of event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
schedule because of Rule 13d-1(b)(3) or (4), check the following box:      [  ]

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 22406P108
-------------------
1     Name of Reporting Person                       KRJ, LLC
      S.S. or I.R.S. Identification No.
      of Above Person
-------------------------------------------------------------------------------

2     Check the Appropriate Box if                   (a) [ X ]
      a Member of a Group                            (b) [   ]
-------------------------------------------------------------------------------

3     SEC Use Only
-------------------------------------------------------------------------------

4     Source of Funds                                OO
-------------------------------------------------------------------------------

5 Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
-------------------------------------------------------------------------------

6     Citizenship or Place of Organization           Delaware
-------------------------------------------------------------------------------

                                7    Sole Voting Power                    0
                                -----------------------------------------------

Number of Shares                8    Shared Voting Power          2,000,000
Beneficially Owned by           -----------------------------------------------
Reporting Person With
                                9    Sole Dispositive  Power              0
                                -----------------------------------------------

                                10   Shared Dispositive Power     2,000,000
                                -----------------------------------------------

11    Aggregate Amount Beneficially
       Owned By Each Reporting Person                             2,000,000
-------------------------------------------------------------------------------

12    Check box if the aggregate Amount in Row (11) Excludes Certain Shares [ ]
-------------------------------------------------------------------------------

13    Percent of Class Represented Amount in Row (11)                 12.4%

-------------------------------------------------------------------------------

14    Type of Reporting Person                                          OO

-------------------------------------------------------------------------------



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
CUSIP No. 22406P108
-------------------
1     Name of Reporting Person                       Robert Loonin
      S.S. or I.R.S. Identification No.
      of Above Person
-------------------------------------------------------------------------------

2     Check the Appropriate Box if                   (a) [ X ]
      a Member of a Group                            (b) [   ]
-------------------------------------------------------------------------------

3     SEC Use Only
-------------------------------------------------------------------------------

4     Source of Funds                                OO
-------------------------------------------------------------------------------

5     Check if Disclosure of Legal  Proceedings  is Required  Pursuant to Items
       2(d) or 2(e)   [  ]
-------------------------------------------------------------------------------

6     Citizenship or Place of Organization           U.S.A.
-------------------------------------------------------------------------------

                                7    Sole Voting Power                  0
                                -----------------------------------------------

Number of Shares                8    Shared Voting Power        2,000,000
Beneficially Owned by           -----------------------------------------------
Reporting Person With
                                9    Sole Dispositive  Power            0
                                -----------------------------------------------

                                10   Shared Dispositive Power   2,000,000
                                -----------------------------------------------

11    Aggregate Amount Beneficially
       Owned By Each Reporting Person                           2,000,000
-------------------------------------------------------------------------------

12    Check box if the aggregate Amount in Row (11) Excludes Certain Shares [ ]
-------------------------------------------------------------------------------

13    Percent of Class Represented Amount in Row (11)               12.4%
-------------------------------------------------------------------------------

14    Type of Reporting Person                  IN
-------------------------------------------------------------------------------

Item 1. Security and Issuer.

     The title of the class of equity securities to which this statement relates is the common stock, par value $1.00 per share (the "Common Stock"), of Coyote Network Systems, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 4360 Park Terrace Drive, Westlake Village, California, 91361.

     The percentage of beneficial ownership reflected in this Schedule is based upon a voting power equivalent to 16,169,311 shares of Common Stock outstanding as of January 26, 2000, which number was provided by the Company.

Item 2. Identity and Background.

     (a) The name of the persons (the "Reporting Persons") filing this Schedule 13D are KRJ, LLC ("KRJ") and Robert Loonin.

     (b) The business address of the Reporting Persons is c/o Duval & Stachenfeld, LLP, 300 East 42nd Street, 3rd Floor, New York, New York, 10017,
Attention: Harsha Murthy, Esq.

     (c) Mr. Loonin is the managing member of KRJ and is the Managing Member of First Venture Leasing, LLC located at 777 Summer Street, Stamford, Connecticut 06927.

     (d) None of the Reporting Persons has been convicted during the past five years in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the Reporting Persons has been, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and has not and is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Mr. Loonin is a citizen of the United States and KRJ is a Delaware limited liability company.

Item 3. Source and Amount of Funds or Other Consideration.

     KRJ received 2,000,000 shares of Common Stock of the Company pursuant to a consulting agreement between KRJ and the Company dated January 26, 2000 (the "Consulting Agreement"). Pursuant to the Consulting Agreement, KRJ will provide assistance in identifying strategic partners and business opportunities, making introductions to IP Telephony customers, introducing new management candidates, restructuring vendor finance programs, and identifying credit facilities. In consideration for its consulting services, KRJ received 2,000,000 shares of unregistered Common Stock, without registration rights. Of such shares, 1,250,000 will be held in escrow to be released to KRJ in three equal annual installments, subject to acceleration if certain common stock price targets are met and sustained. In addition, unless there is a Change of Control of the Company (as defined in the Consulting Agreement), KRJ has agreed not to sell, pledge, hypothecate or otherwise transfer any of the 2,000,000 shares for a period of 12 months after the respective dates of delivery of any such shares. The Consulting Agreement also provides that over the next three years, KRJ will


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

provide assistance in further identification of additional business opportunities both in the domestic and international markets. Compensation for these additional services will be specifically negotiated at a future date. The members of KRJ are Mr. Kevin O. Kelley, Mr. Robert Loonin and Mr. James R. McCullough, the Chief Executive Officer and a director of the Company, each of whom own a one-third membership interest in KRJ. Mr. McCullough's ownership interest in KRJ and the securities reported hereby is disclosed in the Schedule 13D filed by Mr. McCullough on February 7, 2000 (the "McCullough 13D"). The Consulting Agreement has been approved by the Company's board of directors and the terms of the agreement were the result of an arms' length negotiation in which Mr. McCullough did not participate.

     Mr. McCullough was appointed as the Company's Chief Executive Officer on January 26, 2000, at which time the Company and Mr. McCullough entered into a three-year Employment Agreement (the "Employment Agreement") pursuant to which he will receive a salary of $160,000 per annum and options to purchase up to 750,000 shares of the Company's Common Stock at $5.00 per share, vesting over three years, subject to acceleration if certain common stock price targets are met and sustained. Mr. McCullough was elected to the Company's board of directors on February 2, 2000.

Item 4. Purpose of Transaction.

     On January 26, 2000, KRJ received 2,000,000 shares of Common Stock as consideration for consulting services provided to the Company, pursuant to the Consulting Agreement, the terms of which are described above in Item 3.

     Except as provided herein, the Reporting Persons have no plans or proposals which would relate to or would result in:

     (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

     (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company;

     (c) a sale or transfer of a material amount of assets of the Company;

     (d) any change in the present board of directors or management of the Company;

     (e) any material change in the present capitalization or dividend policy of the Company;

     (f) any other material change in the Company's business or corporate structure;

     (g) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

     (h) causing a class of securities of the Company to be delisted from a national securities exchange or cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association;


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
     (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act of 1933; or

     (j) any action similar to those enumerated above.

     The transactions referred to herein, as well as other transactions, are reported in the Company's Current Report on Form 8-K filed on February 4, 2000.

Item 5. Interest in Securities of the Issuer.

     (a) The equity securities to which this statement relates consists of 2,000,000 shares of Common Stock owned by KRJ, of which Mr. Kelley, Mr. Loonin and Mr. McCullough each own a one-third membership interest. Such securities are subject to the terms described above in Item 3. These equity securities represent approximately 12.4% of the outstanding shares of Common Stock of the Company.

     (b) The Reporting Persons identified in Item 2(a) collectively share power with respect to each other to vote and dispose of the 2,000,000 shares of Common Stock held by KRJ.

     (c) During the 60 days preceding the filing of this report, the only transactions involving Common Stock were those described in Items 3 of this
Schedule 13D and in the McCullough 13D.

     (d) Each of Mr. Kelley, Mr. Loonin and Mr. McCullough has the right to receive the percentage of the proceeds of the sale of the 2,000,000 shares of Common Stock held by KRJ to which they are each entitled pursuant to the Limited Liability Company Agreement of KRJ.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     1. Reference is made to the Consulting Agreement, a copy of which is incorporated by reference to the Company's 8-K filed February 4, 2000. The terms of KRJ's receipt of the shares of Common Stock reported hereby, and Mr. McCullough's beneficial ownership thereof, are described above in Items 3 and 4.

     2. Reference is made to the Employment Agreement, a copy of which is incorporated by reference to the Company's 8-K filed February 4, 2000. The terms of Mr. McCullough's receipt of the Options pursuant to the Employment Agreement are described above in Item 3.

Item 7. Materials to be Filed as Exhibits.

     1. The Consulting Agreement, a copy of which is incorporated by reference to the Company's 8-K filed with the SEC on February 4, 2000.

     2. The Employment Agreement, a copy of which is incorporated by reference to the Company's 8-K filed with the SEC on February 4, 2000.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, correct and complete.



Dated:  February 7, 2000                   KRJ, LLC

                                           By: /s/ Robert Loonin
                                               ------------------------------
                                               Robert Loonin, Managing Member


                                           /s/ Robert Loonin
                                           ----------------------------------
                                           ROBERT LOONIN





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